Mail Stop 4561

March 10, 2009

Mr. Peter S. Teshima
Chief Financial Officer
Magma Design Automation, Inc.
1650 Technology Drive
San Jose, California 95110

> **Re: Magma Design Automation, Inc.**
> **Form 10-K for the Fiscal Year Ended April 6, 2008**
> **File No. 000-33213**

Dear Mr. Teshima:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief